Exhibit 21.1
Subsidiaries of Ellington Credit Company

Name	State of Incorporation or Organization
EARN CMO LLC	Delaware
EARN Corporate Holdings Ltd.	Cayman Islands
EARN Mortgage LLC	Delaware
EARN Securities LLC	Delaware
Ellington Residential Mortgage LP	Delaware
EARN TRS LLC	Delaware
EARN OP GP LLC	Delaware
EARN Cayman Ltd.	Cayman Islands
EARN Cayman NQ Ltd.	Cayman Islands